EXHIBIT 99.1




                              FOR IMMEDIATE RELEASE


Contacts:
Investors:  (U.S.)         Investors:  (Europe)            Media:
Jack Howarth               Emer Reynolds                   Anita Kawatra
Ph:  212-407-5740          Ph:      353-1-709-4000         Ph:  212 407 5755
     800-252-3526                   00800 28352600               800-252-3526


                   ELAN RECEIVES WAIVERS FROM EPIL NOTEHOLDERS
                Elan Expects Restatement to Consolidate EPIL III


Dublin, Ireland, July 30, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") today announced that it has sought and received agreements from a majority of the holders of the guaranteed notes issued by Elan's qualifying special purpose entities, Elan Pharmaceutical Investments II, Ltd. ("EPIL II") and Elan Pharmaceutical Investments III, Ltd. ("EPIL III"). The agreements received from the EPIL II and EPIL III noteholders waive compliance by Elan with certain provisions of the documents governing the EPIL II and EPIL III notes that required Elan to provide the noteholders with 2002 audited consolidated financial statements by June 29, 2003. The waivers are effective through August 8, 2003. Elan did not pay a fee in connection with obtaining the waivers.

As previously announced, the Office of Chief Accountant and the Division of Corporation Finance of the Securities and Exchange Commission (the" SEC") have questioned Elan's historic accounting for EPIL III and for a related transaction. Although Elan is currently evaluating the impact on its previously reported financial results, Elan expects that its 2002 Form 20-F will include a restatement of its 2001 U.S. GAAP financial results to consolidate EPIL III from its date of establishment on March 15, 2001. In addition, Elan expects that its 2002 Form 20-F will include an adjustment to its previously announced unaudited U.S. GAAP financial information for 2002 to reflect the consolidation of EPIL III and to consolidate Shelly Bay Holdings Ltd. ("Shelly Bay"), an entity established by Elan and owned by an unaffiliated third party, from June


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Elan Receives Waivers from EPIL Noteholders
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29, 2002 through September 30, 2002. Shelly Bay acquired certain financial assets from EPIL III on June 29, 2002.

The estimated impact of the restatement will be to reduce diluted earnings per share for 2001 from approximately $0.95 to approximately $0.75. For 2002, the restatement is expected to reduce the diluted loss per share from approximately $6.87 to approximately $6.69. Shareholders' equity at December 31, 2002, is expected to be reduced by less than $10 million.

Under Irish GAAP, EPIL III has been accounted for by Elan as a subsidiary since the date of EPIL III's establishment. Therefore, the restatement will not affect Elan's previously filed Irish GAAP financial statements.

Elan is devoting all necessary resources to completing and filing the 2002 Form 20-F as expeditiously as possible. However, Elan cannot provide any assurances as to the timing of the completion of its evaluation or the filing of its 2002 Form 20-F.

The issues raised by the Office of Chief Accountant and the Division of Corporation Finance of the SEC are separate from the ongoing investigation by the SEC's Division of Enforcement. No assurance can be given as to any issues that may arise as a result of that investigation.


Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: the ability of Elan to complete its audited consolidate financial statements and to file with the SEC its 2002 Annual Report on Form 20-F on or prior to the expiration of the waivers obtained from the EPIL noteholders; the actions that the holders of Elan's outstanding indebtedness might take in response to Elan's continued failure to complete its audited consolidated financial statements and to file with the SEC its 2002 Annual Report on Form 20-F,


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Elan Receives Waivers from EPIL Noteholders
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including the acceleration of that indebtedness; and the outcome of the ongoing
SEC investigation and shareholder litigation and the impact that the SEC investigation and the restatement might have on the outcome of the litigation. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.